50 (Second Section)	OFFICIAL REGISTER	Monday, September 4, 2006

United Mexican States

Federal Judiciary

Seventh Civil District Court of the Federal District

NOTICE

In Case 107/2006-I, related to the concurso mercantil proceeding of Grupo Iusacell, Sociedad Anónima de Capital Variable, the Seventh Civil District Court in the Federal District, on the fourteenth day of August of two thousand six, issued an interlocutory judgment that declared that company in concurso mercantil, effective retroactively to November seventeenth of two thousand five; it declared the conciliation phase opened and ordered that during it all seizure and execution orders against the assets and rights of the concurso participant be suspended, except those contained in Article 65 of the Mexican Business Reorganization Act; it has the effects of providing a bond for those responsible for managing the concurso participant, who may not remove themselves from the jurisdiction of this Court without leaving an instructed and paid agent; the Instituto Federal de Especialistas de Concursos Mercantiles appointed as conciliator Enrique Estrella Menéndez, and he indicated as his domicile, for performing his charge, Calle Etla number nineteen, Colonia Condesa, Post Code 06110, Delegación Cuauhtémoc, Federal District, telephone numbers 5271-0187, 5271-8350, and 2614-8922, who was ordered to notify creditors so that those creditors of the concurso participant who wish to be recognized may be recognized. The publication of this notice has the effects of a notification for those who have not been otherwise notified, ordered in the judgment itself.

Mexico, Federal District,

on August 28, 2006.

The Clerk of the Seventh Civil District Court in the Federal District

Araceli Almogabar Santos, Esq.

Seal.